                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
--------------------------------------------------------------------------------

      KINROSS ANNOUNCES FILING OF AUDITED FINANCIAL STATEMENTS FOR 2004 AND
       RESTATED AUDITED FINANCIAL STATEMENTS FOR 2003, CHANGE OF AUDITORS
           AND COURT APPLICATION TO EXTEND SHAREHOLDERS MEETING DATE

ALL DOLLAR AMOUNTS STATED IN THIS PRESS RELEASE ARE EXPRESSED IN U.S. DOLLARS

NOVEMBER 30, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) announces that it has filed today its audited financial statements for the year ended December 31, 2004 which include the audited comparative restated financial statements for the year ended December 31, 2003 and the related management discussion and analysis ("MD&A"), and that it has also filed its restated quarterly financial statements and MD&A for 2004. Kinross expects to file its quarterly financial statements and MD&A for the quarters of 2005 by mid December.

In finalizing the restated financial statements Kinross has made minor adjustments to the preliminary results previously announced in the October 20, 2005 press release, to reflect updated information related to the size of certain exploration properties acquired in the Echo Bay and TVX acquisition. These changes resulted in an increase in the value of exploration properties of $5.4 million, a related decrease in the future income tax liability of $0.4 million and a corresponding decrease in goodwill of $5.8 million on the acquisition of TVX and Echo Bay, as of January 31, 2003. These changes resulted in a decrease in goodwill impairment of $5.7 million and a related increase in the amount of the impairment of Kinross' exploration properties of $0.5 million as of December 31, 2003. The reported net loss for 2004 was slightly higher due to a $0.2 million tax adjustment; this did not change net loss per share.

Kinross also announced that an application (the "Application") will be made to the Ontario Superior Court of Justice for an order extending the time for holding the Company's 2005 annual and special meeting of shareholders past December 31, 2005. The application will seek an order from the Court to extend the meeting deadline until February 28, 2006, although Kinross anticipates holding its meeting, together with an investor information update, in late January 2006. This meeting will replace the previously scheduled December 21, 2005 shareholders' meeting.

Kinross hereby notifies its shareholders that a court date to hear the Application has been set for December 13, 2005 at 10:00 a.m. to be heard at 393 University Avenue, 8th Floor, Toronto, Ontario. Shareholders who wish to appear on this application should serve a Notice of Appearance, in accordance with the Ontario Rules of Civil Procedure on Robert Cohen of Cassels Brock & Blackwell LLP at 40 King Street West, Suite 2100, Scotia Plaza, Toronto, Ontario, M5H 3C2 or by fax to Robert Cohen at 416-350-6929. The Court Application materials will be made available on our website at www.kinross.com.

In addition, Kinross announced today that it has filed a Change of Auditor Notice and related documents with the securities regulatory authorities of all Canadian provinces in accordance with National Instrument 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS ("NI 51-102"). Deloitte & Touche LLP has confirmed to Kinross, following the request of the Company, that it will not stand for reappointment as auditor of the Company for the financial year ended December 31, 2005. In this connection, the board of directors of Kinross has appointed KPMG LLP as its auditor for the financial year ended December 31, 2005. The shareholders of the Company will be asked to ratify the appointment of

KPMG as auditor of the Company at the next annual meeting of shareholders scheduled to be held before the end of January.

In accordance with NI 51-102, there is a reportable event noted in the Change of Auditor Notice, which consisted of the following disagreement (as defined in NI 51-102): On November 9, 2004, the Company entered into a letter of intent in connection with the purchase from Rio Tinto PLC of a 51% interest in the Paracatu gold mine in Brazil. Deloitte & Touche LLP disagreed with the Company's view that this proposed transaction did not result in an event or a change of circumstances during the third quarter of 2004, that more likely than not reduced the fair value of Kinross' previously owned 49% interest in the Paracatu gold mine below its carrying value, which would have resulted in a requirement to test goodwill for impairment. Management ultimately agreed to assess whether goodwill was impaired as a result of the negotiation of that letter of intent, and the disagreement was resolved to the satisfaction of Deloitte & Touche LLP by Kinross recognizing a goodwill impairment of $143 million in the third quarter of 2004.

Audited 2004 financial statements including restated comparable results for 2003 are available on SEDAR, EDGAR, and on the Company's website at WWW.KINROSS.COM

--------------------------------------------------------------------------------

ABOUT THE COMPANY
Kinross Gold Corporation, www.kinross.com, is a senior gold producer with eleven gold producing properties in six countries, primarily in North and South America. Kinross' head office is located in Toronto and its common shares trade under the symbol K on the Toronto Stock Exchange, and under the symbol KGC on the New York Stock Exchange.

--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                 TRACEY M. THOM
SENIOR VICE PRESIDENT,              DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS            AND COMMUNICATIONS
Tel. (416) 365-7254                 Tel. (416) 365-1362

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

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
As At December 31

======================================================================================= ===============
                                                                             2004            2003
--------------------------------------------------------------------------------------- ---------------
ASSETS                                                                                     RESTATED
  Current assets
     Cash and cash equivalents                                           $        47.9   $       245.8
     Restricted cash                                                               1.4             5.1
     Short-term investments                                                        5.7               -
     Accounts receivable and other assets                                         40.9            42.2
     Inventories                                                                 111.0           109.2
                                                                        --------------- ---------------
                                                                                 206.9           402.3
  Property, plant and equipment                                                1,244.1         1,010.4
  Goodwill                                                                       329.9           342.3
  Future income and mining taxes                                                     -             1.5
  Long-term investments                                                           25.7             2.1
  Deferred charges and other long-term assets                                     27.6            35.9
                                                                        --------------- ---------------
                                                                         $     1,834.2   $     1,794.5
                                                                        =============== ===============
LIABILITIES
  Current liabilities
     Accounts payable and accrued liabilities                            $       143.2   $       101.9
     Current portion of long-term debt                                             6.0            29.4
     Current portion of reclamation and remediation obligations                   23.6            19.2
                                                                        --------------- ---------------
                                                                                 172.8           150.5
  Long-term debt                                                                 116.9             0.7
  Reclamation and remediation obligations                                        108.1           111.1
  Future income and mining taxes                                                  90.6           126.6
  Other long-term liabilities                                                      9.5             6.9
  Redeemable retractable preferred shares                                          2.6             3.0
                                                                        --------------- ---------------
                                                                                 500.5           398.8
                                                                        --------------- ---------------
COMMITMENTS AND CONTINGENCIES

NON-CONTROLLING INTEREST                                                           0.4             0.7
                                                                        --------------- ---------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                13.3            12.6
                                                                        --------------- ---------------
COMMON SHAREHOLDERS' EQUITY

  Common share capital and common share purchase warrants                      1,775.8         1,783.5
  Contributed surplus                                                             33.9            30.0
  Accumulated deficit                                                           (487.7)         (429.1)
  Cumulative translation adjustments                                              (2.0)           (2.0)
                                                                        --------------- ---------------
                                                                               1,320.0         1,382.4
                                                                        --------------- ---------------
                                                                         $     1,834.2   $     1,794.5
                                                                        =============== ===============

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (MILLIONS)                            345.1           345.6
======================================================================================= ===============


CONSOLIDATED STATEMENTS OF OPERATIONS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
For the years ended December 31

==================================================================================== =============================
                                                                          2004            2003           2002
------------------------------------------------------------------------------------ -----------------------------
                                                                                        RESTATED       RESTATED
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                          $     666.8    $     571.9    $     261.0

OPERATING COSTS AND EXPENSES

  Cost of sales (excludes accretion, depreciation, depletion
     and amortization)                                                       402.4          362.0          169.8
  Accretion                                                                   21.4            9.0            1.6
  Depreciation, depletion and amortization                                   170.1          172.7           85.6
                                                                      -------------- -----------------------------
                                                                              72.9           28.2            4.0
  Other operating costs                                                       25.8           16.5            2.7
  Exploration and business development                                        20.4           24.3           11.6
  General and administrative                                                  36.4           25.0           11.3
  Impairment charges:
     Goodwill                                                                 12.4          394.4              -
     Property, plant and equipment                                            46.1           15.2              -
     Investments                                                               1.4            1.9            0.2
  Gain on disposal of assets                                                  (1.7)         (29.5)          (2.7)
                                                                      -------------- -----------------------------
OPERATING LOSS                                                               (67.9)        (419.6)         (19.1)

  Other income - net                                                           3.7           11.1            4.9
                                                                      -------------- -----------------------------
LOSS BEFORE TAXES AND OTHER ITEMS                                            (64.2)        (408.5)         (14.2)

  Income and mining taxes recovery (expense)                                   8.6           (1.5)          (6.5)
  Non-controlling interest                                                     0.3           (0.2)             -
  Share in loss of investee companies                                            -              -           (0.6)
  Dividends on convertible preferred shares of subsidiary                     (0.8)          (0.8)          (1.5)
                                                                      -------------- -----------------------------
NET LOSS                                                               $     (56.1)   $    (411.0)   $     (22.8)
                                                                      ============== =============================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net loss                                                             $     (56.1)   $    (411.0)   $    (22.8)
  Increase in equity component of convertible debentures                         -           (6.5)         (7.3)
  Gain on redemption of equity component of convertible debentures               -           16.5             -
                                                                      -------------- -----------------------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                           $     (56.1)   $    (401.0)   $    (30.1)
                                                                      ============== =============================

LOSS PER SHARE
  Basic and diluted                                                    $     (0.16)   $     (1.30)   $    (0.25)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (millions)
  Basic and diluted                                                          346.0          308.6         119.7
==================================================================================== =============================


CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
For the years ended December 31

==================================================================================== =============================
                                                                          2004            2003           2002
------------------------------------------------------------------------------------ -----------------------------
                                                                                        RESTATED       RESTATED
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net loss                                                               $     (56.1)   $    (411.0)   $     (22.8)
Items not affecting cash:
  Depreciation, depletion and amortization                                   170.1          172.7           85.6
  Impairment charges                                                          59.9          411.5            0.2
  Gain on disposal of assets                                                  (1.7)         (29.5)          (2.7)
  Future income and mining taxes                                             (26.0)         (14.8)             -
  Deferred revenue recognized                                                 (6.3)          (2.3)          (5.1)
  Other                                                                       (7.2)           5.8            3.3
  Changes in operating assets and liabilities:
     Accounts receivable and other assets                                      4.2           (1.7)          (1.6)
     Inventories                                                             (19.3)         (11.3)           2.4
     Accounts payable and accrued liabilities                                 43.6          (29.9)          (2.6)
                                                                      -------------- -----------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                 161.2           89.5           56.7
                                                                      -------------- -----------------------------
INVESTING:
  Additions to property, plant and equipment                                (169.5)         (73.4)         (22.6)
  Business acquisitions, net of cash acquired                               (261.2)         (81.9)          (0.1)
  Proceeds on sale of marketable securities                                    0.7            4.6            2.8
  Proceeds on sale of long-term investments and other assets                  14.6           63.3            5.5
  Additions to long-term investments and other assets                        (26.4)          (6.1)          (3.7)
  Proceeds from the sale of property, plant and equipment                      1.5            5.9            1.3
  Additions to short-term investments                                         (5.7)             -              -
  Decrease (increase) in restricted cash                                       3.7           37.5          (21.1)
                                                                      -------------- -----------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                      (442.3)         (50.1)         (37.9)
                                                                      -------------- -----------------------------
FINANCING:
  Repurchase of common shares                                                (11.8)             -              -
  Issuance of common shares and common share purchase warrants                 3.1          187.9          112.8
  Redemption of convertible debentures                                           -         (144.8)             -
  Acquisition of convertible preferred shares of subsidiary company              -           (0.3)         (11.4)
  Reduction of debt component of convertible debentures                          -           (4.2)          (5.1)
  Debt issue costs                                                            (1.4)             -              -
  Proceeds from issuance of debt                                             119.5              -              -
  Repayment of debt                                                          (26.8)         (10.5)         (28.5)
                                                                      -------------- -----------------------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                                  82.6           28.1           67.8
                                                                      -------------- -----------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        0.6            7.7            3.0
                                                                      -------------- -----------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            (197.9)          75.2           89.6
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 245.8          170.6           81.0
                                                                      -------------- -----------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                 $      47.9    $     245.8    $     170.6
==================================================================================== =============================